Filed by Wachovia Corporation pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company:

A.G. Edwards, Inc.

Commission File No.: 1-8527

Date: August 14, 2007

This filing may contain certain forward-looking statements with respect to each of Wachovia Corporation (“Wachovia”) and A.G. Edwards, Inc. (“A.G. Edwards”) and the combined company following the proposed merger between Wachovia and A.G. Edwards (the “Merger”), as well as the goals, plans, objectives, intentions, expectations, financial condition, results of operations, future performance and business of Wachovia, including, without limitation, (i) statements relating to the benefits of the Merger, including future financial and operating results, cost savings, enhanced revenues and the accretion/dilution to reported earnings that may be realized from the Merger, (ii) statements relating to the benefits of the merger between Wachovia and Golden West Financial Corporation (“Golden West”) completed on October 1, 2006 (the “Golden West Merger”), including future financial and operating results, cost savings, enhanced revenues and the accretion to reported earnings that may be realized from the Golden West Merger, (iii) statements regarding certain of Wachovia’s and/or A.G. Edwards’ goals and expectations with respect to earnings, earnings per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of Wachovia’s credit quality trends, and (iv) statements preceded by, followed by or that include the words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “projects”, “outlook” or similar expressions. These statements are based upon the current beliefs and expectations of Wachovia’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond Wachovia’s control).

The following factors, among others, could cause Wachovia’s financial performance to differ materially from that expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia and A.G. Edwards in connection with the Merger or the businesses of Wachovia and Golden West in connection with the Golden West Merger will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) the risk that expected revenue synergies and cost savings from the Merger or the Golden West Merger may not be fully realized or realized within the expected time frame; (3) the risk that revenues following the Merger or the Golden West Merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the Merger or the Golden West Merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the inability to obtain governmental approvals of the Merger on the proposed terms and schedule; (6) the failure of A.G. Edwards’ shareholders to approve the Merger; (7) risk that the strength of the United States economy in general and the strength of the local economies in which Wachovia and/or A.G. Edwards conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia’s loan portfolio and allowance for loan losses; (8) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (9) potential or actual litigation; (10) inflation, interest rate, market and monetary fluctuations; and (11) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on Wachovia’s and A.G. Edwards’ brokerage and capital markets activities. Additional factors that could cause Wachovia’s and A.G. Edwards’ results to differ materially from those described in the forward-looking statements can be found in Wachovia’s and A.G. Edwards’ Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning Wachovia or the proposed Merger or other matters and attributable to Wachovia or A.G. Edwards or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Wachovia and A.G. Edwards do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this filing.

The proposed Merger will be submitted to A.G. Edwards’ shareholders for their consideration. Wachovia has filed a registration statement with the SEC, which includes a preliminary proxy statement/prospectus regarding the proposed Merger. A.G. Edwards’ shareholders are urged to read the registration statement and the definitive proxy statement/prospectus when it becomes available, as well as any other relevant documents concerning the proposed Merger filed with the SEC (and any amendments or supplements to those documents), because they will contain important information. You will be able to obtain a free copy of the registration statement and the proxy statement/prospectus, as well as other filings containing information about Wachovia and A.G. Edwards, at the SEC’s website (http://www.sec.gov) and at the companies’ respective websites, www.wachovia.com and www.agedwards.com. Copies of the definitive proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, free of charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-383-0798; or to A.G. Edwards, Inc., Investor Relations, One North Jefferson Avenue, St. Louis, MO 63103, (314) 955-3000.

Wachovia and A.G. Edwards, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of A.G. Edwards in connection with the proposed Merger. Information about the directors and executive officers of Wachovia is set forth in the proxy statement for Wachovia’s 2007 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 9, 2007. Information about the directors and executive officers of A.G. Edwards is set forth in the proxy statement for A.G. Edwards’ 2007 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on May 15, 2007. Additional information regarding the interests of those participants and other persons who may be deemed participants in the Merger may be obtained by reading the definitive proxy statement/prospectus regarding the proposed Merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Wachovia Corporation Investor Update August 2007 Ken Thompson, Chairman and CEO Don Truslow, Chief Risk Officer THE FOLLOWING PRESENTATION WAS POSTED ON WACHOVIA’S WEBSITE

Page 2 - 5205, Investor Update, August 2007
Long-term trends highlight
execution excellence
Fifth consecutive year of double-digit earnings growth
Sixth consecutive year of No. 1 customer service
Improved efficiency ratio by 932 bps from 2001
Continued investment for sustainable growth
Superior credit quality
Strong shareholder returns
– #1 shareholder return year-end 2001 – 2006
>
# 3 shareholder return year-end 2001 – YTD 07*: up 88%
– Increased dividend 10% from 2005, 133% since
year-end 2001
*As of August 8, 2007.

Page 3 - 5205, Investor Update, August 2007
Industry concerns
Meeting the challenge in 2007 and beyond
Wachovia response
Slower Growth
Economy
Interest Rate
Environment
New product development
Credit Cycle
Concerns
Diversified scale businesses
Great footprint in high growth
and high wealth markets
Superior customer service
and loyalty
Focus on customer acquisition
and sales execution in newly
acquired businesses
Cross-enterprise sales
management
Improving overhead efficiency
ratio
Focus on retail DDA
account sales
Disciplined retail pricing
Highly collateralized, low
risk consumer portfolio
Granular commercial
portfolio
Challenge
Modest exposures to capital
markets’ areas of concern

Page 4 - 5205, Investor Update, August 2007
*As reported segment earnings through December 31, 2006 excluding merger and restructuring charges of $115 million after-tax.
“Combined” 2006 and 2005 revenues were $33.1 billion and $29.6 billion, respectively. For additional information on “Combined”
results see Wachovia’s Current Report on Form 8-K dated July 20, 2007.
Wachovia in perspective
Diversified, scale businesses
Capital
Management
Corporate
& Investment
Bank
General
Bank
Wealth
Management
62%
24%
3%
11%
2006 vs. 2005
Earnings up 19%
to $7.9 billion*
Record earnings in
all 4 segments
“Combined” revenues
up 12% from 2005
1H07 vs. 1H06
Earnings up 7% on
strong fee income and
solid credit quality
Wachovia’s 4 Core Businesses Earned $8.4 billion* in 2006

Page 5 - 5205, Investor Update, August 2007
Wachovia 80 +21.2% (#1)
All Others 78 +8.3%
Bank of America 72 +14.3%
JPM/Bank One 72 2.9%
Wells Fargo 72 7.5%
Superior customer service and loyalty
drives results
40.2%
48.6%
51.8%
52.1%
53.7%
55.0%
4Q02 4Q04 4Q06 1Q07 2Q07 Goal
Percentage Loyal
Customers*
*Data is from independent studies conducted with customers who transact in our Financial Centers. Definition of a loyal customer is a customer who rates Wachovia a 7 in all three loyalty questions –
satisfaction with Wachovia, likelihood to recommend, and likelihood to repurchase – (scale of 1-7).
2006 American Customer
Satisfaction Index
6
th
year of No. 1 rank
Most improved since #1
ranking in 2001
Score
2006 vs. 2000

Page 6 - 5205, Investor Update, August 2007
Operating efficiency improvements
drives results
51.5% - 53.5%
Cash Overhead Efficiency Ratio*
*Excludes merger-related and restructuring expenses, changes in accounting principle and other intangible amortization.
63.6%
59.1%
60.5%
60.0%
58.0%
54.2%
56.3%
2001 2002 2003 2004 2005 2006 1H07 2007 Goal

Page 7 - 5205, Investor Update, August 2007
De Novo
Initiative
Auto Loans
Results exceeding expectations as we focus on
existing 11.5 million retail and small business
households
Cross-sell opportunities continue as we leverage
nation’s 7
th
largest auto loan origination platform
Investing for long-term growth
drives results
Mortgage
Lending
Leveraging platform to increase cross-sales by placing
mortgage consultants in branches and training
financial specialists
Credit Cards
Retail branch expansion also drives growth in
Commercial, Wealth Management, Insurance and
our other businesses

Page 8 - 5205, Investor Update, August 2007
Period-end balance sheet as of 6/30/2007.
Loan portfolio at a glance
High quality, low loss content
Total Loan Portfolio
89% Secured/Guaranteed
Consumer
Mortgage
Other
Consumer
Real Estate
Secured
Student
Auto, Other
Secured
Commercial,
Financial &
Agricultural
Commercial
Real Estate
Commercial
Leasing
Commercial
Foreign
$254 billion consumer loan portfolio
96% secured (additional 3% guaranteed)
- 87% secured by Real Estate
• 87% secured by a first lien
• 70% average loan-to-value
• 699 average FICO score
$175 billion commercial loan portfolio
76% secured
No industry > 5% (3-digit SIC)
$1.7 million average size
38%
5%
3%
9%
24%
6%
13%
2%

Page 9 - 5205, Investor Update, August 2007
Consumer real estate portfolio
Consumer Real Estate Portfolio - On-Balance Sheet (Net of Unearned Income)
Loan Average Average % of Loans
(dollars in millions)
Balances FICO LTV
(1)
LTV > 90%
Home equity loans and lines
  First lien $ 28,445 729        71% 13%
  Second lien 29,284         725        75% 14%
Total home equity loans and lines 57,729         727        73% 14%
Mortgage loans 162,564       689        70% 2%
Total consumer real estate portolio 220,293       699        70% 5%
Nonaccrual loans
Total first lien 1,289            648 76% 4%
Total second lien 47                  682 82% 27%
Total consumer real estate nonaccrual loans $ 1,336            649 76% 5%
(1)
Second lien LTVs reflect the total borrowings, including first lien positions held by third parties.
Consumer real estate loans with FICO score < 620 and LTV > 80% total only $1.1 billion

Page 10 - 5205, Investor Update, August 2007
Investment Banking positions
Modest leveraged loan and high yield bond bridge
positions
– 4% market share – YTD 2007 *
Little hedge fund exposure; not a prime broker
Minimal subprime exposure
– Exited HomEq and Equibanc; Vertice ceased subprime
originations in 1Q06
Structured product pipelines at manageable levels
– CDO/CLO pipelines reduced substantially from
2Q07 levels
– 3Q07-to-date have marketed 2 CMBS deals
•
Sold nearly all bonds below A rated levels
(*) Loan Pricing Corp (LPC) leveraged league tables by $ volume

Page 11 - 5205, Investor Update, August 2007
0.14%
WB 0.14%
BAC 0.81%
JPM 0.85%
WFC 0.87%
C 1.14%
Net Charge-off Ratio
0.99%
Credit quality
Risk reduction = best-in-class credit positioning
0.37%
0.70%
2001 2Q07
Wachovia          Median: Top 20 U.S. Banks
0.60%
1.04%
0.48%
NPA/Loans Ratio
1.05%
2001 2Q07
Source: Company reports.
BAC 0.32%
WB 0.48%
JPM 0.57%
WFC 0.79%
C 0.89%
25.8x
4.96x
5.82x
10.0x
2Q07 2001
WB 25.8x
JPM 8.0x
BAC 7.3x
WFC 5.8x
C 5.8x
PTPP Earnings*/
Charge-offs
*Pre-tax, pre-provision earnings.

Page 12 - 5205, Investor Update, August 2007
Long-term priorities
Continued focus on execution drives results
Maintaining employee engagement
Building customer loyalty and maintaining service
excellence
Executing revenue growth strategies
Employing proactive risk management strategies
Improving cost structure and operating efficiencies
while reinvesting for future growth
Focus on financial strength and corporate governance

Page 13 - 5205, Investor Update, August 2007
Cautionary statement
This investor presentation may contain, among other things, certain forward-looking statements with respect to Wachovia, as well as the goals, plans, objectives, intentions, expectations, financial condition, results of operations, future performance and business of Wachovia, including,  without limitation,
(i) statements regarding certain of Wachovia’s goals and expectations with respect to earnings, earnings per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of Wachovia’s credit quality trends, (ii)
statements relating to the benefits of the proposed merger between Wachovia and A.G. Edwards, Inc. (the “A.G. Edwards Merger”), including future financial and operating results, cost savings, enhanced revenues and the accretion/dilution to reported earnings that may be realized from the A.G.
Edwards Merger, (iii) statements relating to the benefits of the merger between Wachovia and Golden West Financial Corporation completed on October
1, 2006 (the “Golden West Merger”), including future financial and operating results, cost savings, enhanced revenues and the accretion/dilution to reported earnings that may be realized from the Golden West Merger, and (iv) statements preceded by, followed by or that include the words “may”,
“could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “projects”, “outlook” or similar expressions. These forward-looking statements are based on the current beliefs and expectations of Wachovia’s management and are subject to significant risks and uncertainties that are subject to change based on various factors (many of which are beyond Wachovia’s control). Actual results may differ from those set forth in the forward-
looking statements. The following factors, among others, could cause Wachovia’s financial performance to differ materially from that expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia and/or A.G. Edwards in connection with the A.G. Edwards Merger or the businesses of Wachovia and/or Golden West in connection with the Golden West Merger will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) the risk that expected revenue synergies and cost savings from the A.G. Edwards Merger or the
Golden West Merger may not be fully realized or realized within the expected time frame; (3) the risk that revenues following the A.G. Edwards Merger or the Golden West Merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the A.G.
Edwards Merger or the Golden West Merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the inability to obtain governmental approvals of the A.G. Edwards Merger on the proposed terms and schedule; (6) the failure of A.G.
Edwards’ shareholders to approve the A.G. Edwards Merger; (7) the risk that the strength of the United States economy in general and the strength of the local economies in which Wachovia and/or A.G. Edwards conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia’s loan portfolio and allowance for loan losses; (8)
the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal
Reserve System; (9) potential or actual litigation; (10) inflation, interest rate, market and monetary fluctuations; (11) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on Wachovia’s and A.G. Edwards’ brokerage and capital markets activities; (12) unanticipated regulatory or judicial proceedings or rulings; (13) the impact of changes in accounting principles; (14) adverse changes in financial performance and/or condition of Wachovia’s borrowers which could impact repayment of such borrowers’ outstanding loans; and (15) the impact on Wachovia’s and/or A.G. Edwards’ businesses, as well as on the risks set forth above, of various domestic or international military or terrorist activities or conflicts. Wachovia cautions that the foregoing list of factors is not exclusive. All subsequent written and oral forward looking statements concerning Wachovia, the A.G. Edwards Merger or the Golden West Merger or other matters and attributable to Wachovia or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Wachovia does not undertake any obligation to update any forward-looking statement, whether written or oral.

Page 14 - 5205, Investor Update, August 2007
Additional information
The proposed A.G. Edwards Merger will be submitted to A.G. Edwards’ shareholders for their consideration. Wachovia has filed a registration statement with the SEC, which includes a preliminary proxy statement/prospectus regarding the proposed A.G. Edwards Merger. A.G. Edwards’ shareholders and other investors are urged to read the registration statement and the definitive proxy statement/prospectus when it becomes available, as well as any other relevant documents concerning the proposed A.G. Edwards Merger filed with the SEC (and any amendments or supplements to those documents), because they will contain important information. You may obtain a free copy of the registration statement and the proxy statement/prospectus, as well as other filings containing information about Wachovia and A.G. Edwards, at the SEC’s website (http://www.sec.gov) and at the companies’ respective websites, www.wachovia.com and www..agedwards.com.
Copies of the definitive proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, free of charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street,
Charlotte, NC 28288-0206, (704)-383-0798; or to A.G. Edwards, Inc., Investor Relations, One North Jefferson Avenue, St. Louis, MO 63103, (314) 955-
3000.
Wachovia and A.G. Edwards, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of A.G. Edwards in connection with the proposed A.G. Edwards Merger. Information about the directors and executive officers of Wachovia is set forth in the proxy statement for Wachovia’s 2007 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 9, 2007.
Information about the directors and executive officers of A.G. Edwards is set forth in the proxy statement for A.G. Edwards’ 2007 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on May 15, 2007. Additional information regarding the interests of those participants and other persons who may be deemed participants in the proposed A.G. Edwards Merger may be obtained by reading the definitive proxy statement/prospectus regarding the proposed A.G. Edwards Merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.